                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Vertex Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $.005 Par Value
                         (Title of Class of Securities)


                                    925322109
                                 (CUSIP Number)

                               NICHOLAS R. H. TOMS
                       EDWARDSTONE & COMPANY, INCORPORATED
                           600 MADISON AVE, 26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 832-2700

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:

                             John T. O'Connor, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5548

                               September 16, 1999
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               Page 1 of 7 pages

                                  SCHEDULE 13D

CUSIP No.  925322109

-----------------------------------------------------------------------------------------------
         (1)      NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities only)


                  Edwardstone & Company, Incorporated

-----------------------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a) [ ]
                                                                                    (b) [x]

-----------------------------------------------------------------------------------------------
         (3)      SEC USE ONLY


-----------------------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS

                                    WC, BK
-----------------------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(c)                              [  ]


-----------------------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------

NUMBER OF                  (7)      SOLE VOTING POWER
SHARES
                                                  5,065,214
                                    ----------------------------------------------------------
BENEFICIALLY               (8)      SHARED VOTING POWER

OWNED BY
                                    ----------------------------------------------------------
EACH                       (9)      SOLE DISPOSITIVE POWER

                                            5,065,214
REPORTING
                                    ----------------------------------------------------------
PERSON WITH                (10)     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 5,065,214
---------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES                                [  ]

---------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       30.0%
---------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON
                                            CO
---------------------------------------------------------------------------------

                                  INTRODUCTION



         This statement on Schedule 13D (the "Statement") constitutes the initial filing by Edwardstone & Company, Incorporated, a Delaware corporation ("Edwardstone"), with respect to the beneficial ownership of shares of common stock, par value $.005 per share (the "Common Stock"), of Vertex Industries, Inc., a New Jersey corporation. (the "Company").

         This Statement is being filed by Edwardstone.



ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.005 per share (the "Common Stock"), of Vertex Industries, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 23 Carol Street, P.O. Box 996, Clifton, New Jersey 07014.



ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Edwardstone (the "Reporting Person"). Edwardstone is an investment management company. It's principal executive offices are located at 600 Madison Avenue 26th Floor, New York, NY 10022.

         Information regarding the directors, executive officers and or control persons of the Reporting Person is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

         During the last five years, the Reporting Person or, to the best knowledge of the Reporting Person, any person named in Schedule I has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         Edwardstone initially acquired 5,449,642 shares of Common Stock pursuant to a Subscription Agreement, dated as of June 21, 1999 as amended on August 23, 1999 and September 13, 1999, by and among Edwardstone, MidMark Capital, L.P., a Delaware limited partnership ("MidMark") and the Company (as amended, the "Subscription Agreement"; such Subscription Agreement is attached as Exhibits 1, 2 and 3, which Exhibits are hereby incorporated by reference). Such shares were purchased by Edwardstone with the working capital of Edwardstone and a $250,000 personal loan acquired by Nicholas Toms, the Chief Executive Officer of Edwardstone, from Bank of America, at an aggregate cost of $5,000,000. On September 27, 1999, Edwardstone transferred 384,428 shares of Common Stock to the PSS Shareholders (as such term is defined in the Subscription Agreement). After such transfer, Edwardstone beneficially owns 5,065,214 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisition of the 5,449,642 shares of Common Stock by the Reporting Person was made in an effort to gain, along with MidMark, a controlling ownership interest in the Company. Pursuant to the Subscription Agreement, Edwardstone purchased 5,449,642 shares of Common Stock from the Company and MidMark purchased 5,000,000 shares of Common Stock from the Company. On September 27, 1999, Edwardstone transferred 384,428 shares of Common Stock to the PSS Shareholders (as such term is defined in the Subscription Agreement). After such transfer, Edwardstone beneficially owns 5,065,214 shares of Common Stock.

         As a condition to Edwardstone's and MidMark's purchase of shares of Common Stock, Edwardstone, MidMark and the Company entered into a Stockholders Agreement, dated as of September 15, 1999 (the "Stockholders Agreement"; such Stockholders Agreement is attached as Exhibit 4, which Exhibit is hereby incorporated by reference), containing certain terms and conditions concerning the acquisition and disposition of such shares of Common Stock and the corporate governance of the Company. Other than the Stockholders Agreement, there are no agreements or understandings between Edwardstone and Midmark with respect to the Company or its outstanding securities, and Edwardstone does not believe that it and Midmark constitute a group within the meaning of Section 13(d)(3) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Edwardstone beneficially owns 5,065,214 shares of Common Stock 30% of the Common Stock of the Company.

         (b) Edwardstone has the sole power to vote, direct the voting of, dispose of and direct the disposition of 5,065,214 shares of Common Stock of the Company.

         (c) Except as described in paragraph (a) above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

         (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, the Reporting Person nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS



         1. Subscription Agreement dated as of June 21, 1999, ("Subscription Agreement") by and among Edwardstone, MidMark and the Company.

         2. Amendment No. 1 to Subscription Agreement dated as of August 23, 1999, by and among Edwardstone, MidMark and the Company.

         3. Amendment No. 2 to Subscription Agreement dated as of September 13, 1999, by and among Edwardstone, MidMark and the Company.

         4. Stockholders Agreement dated as of September 16, 1999, by and among Edwardstone, MidMark and the Company.

SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of them.



Dated:  September 27, 1999



                                            EDWARDSTONE & COMPANY, INCORPORATED



                                            By: /s/ Nicholas R.H. Toms
                                               ____________________________
                                            Name:  Nicholas R.H. Toms
                                            Title:  Chief Executive Officer

                                                                      SCHEDULE I



                DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING
                                    PERSONS

         The names, present principal occupations and business addresses of the directors and executive officers of Edwardstone are set forth below. The directors' or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.


-------------------------------------------------------------------------------

Directors                     Office                                   Citizenship
---------                     ------                                   -----------

Hugo H. Biermann         President of Edwardstone                    Ireland
Nicholas R. H. Toms      Chairman and Chief Executive Officer of     United Kingdom
                         Edwardstone






Directors                     Office                                   Citizenship
---------                     ------                                   -----------

Hugo H. Biermann         See information under Directors             Ireland
Nicholas R. H. Toms      See information under Directors             United Kingdom
Victoria Schweizer       Secretary                                   United States